10027150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Japaninvest Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue, 21st Floor
(No. and Street)

New York	NY	10174
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Forbes 212-867-8065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Boulevard,	Woodbury	NY	11797-2921
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean M. Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Japaninvest Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Principal

Title

Michele Coleman
MICHELE COLEMAN
Notary Public, State of New York
No. 01CO6172754
Qualified in Bronx County
Commission Expires 08/13/2011

Notary Public

affirmed before me on February 9, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
JapanInvest Inc.
New York, New York

We have audited the accompanying statement of financial condition of JapanInvest Inc. as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth + Shron LLP

Woodbury, New York
February 24, 2010

Marks Paneth & Shron LLP
88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921

Telephone: 516.992.5900
Fax: 516.992.5800
www.markspaneth.com

JAPANINVEST INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Cash	$398,570
Receivables from brokers (Note 1)	289,644
Equipment, net of accumulated depreciation of $6,364	8,986
Prepaid expenses	29,583
Deposits and other assets	14,060
Total assets	$740,843
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses and other liabilities	$135,436
Commitments (Notes 1, 2 and 5)	
Stockholder's Equity	
Common stock, $500 par value; 200 shares authorized, issued and outstanding	100,000
Additional paid-in capital	519,907
Accumulated deficit	(14,500)
Total stockholder's equity (Note 3)	605,407
Total liabilities and stockholder's equity	$740,843

See accompanying summary of business and significant accounting policies and notes to financial statement.

ORGANIZATION

JapanInvest Inc. ("the Company") is a wholly owned subsidiary of JapanInvest Group plc. (the "Parent"). The Parent is a UK-based entity.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets independent research on Japanese companies listed on Japanese stock exchanges to institutional investors in the United States.

The Company does not carry customer accounts or otherwise hold funds or securities for customers and is, accordingly, exempt from the reserve requirement of SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

CUSTOMER CONCENTRATION

For the year ended December 31, 2009, revenues from one customer accounted for 13% of total revenues.

CASH

Cash consists of deposits held in Company accounts at a single bank. Bank deposits are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company may be exposed to credit risk for the amounts of funds held in one bank in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions.

REVENUE RECOGNITION

Commission revenues are recorded on a settlement date basis, which does not vary materially from the trade date basis. Certain customers allocate revenues to the Company on an annual or other periodic basis. Such revenues are recorded once the Company has been notified of a settled amount. Commissions or fees received in advance are deferred until earned.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at that date of the financial statement and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

DEPRECIATION

Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

Effective January 1, 2009, the Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainties in Income Taxes - an interpretation of FASB Statement No. 109," now incorporated in ASC 740, which provide standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The adoption of FIN 48 did not have a material effect on the Company's financial position as of January 1, 2009 or the Company's results of operations and cash flows for the year ended December 31, 2009. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2006.

FAIR VALUE

The Company adopted the methods of fair value as described in ASC 820. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels.

SUBSEQUENT EVENTS

Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the statement of financial condition through February 24, 2010, the date the financial statements were available to be issued.

GOING CONCERN

In prior years, the Company did not generate sufficient operating cash to cover its current obligations. Although the Company was able to decrease some of its operating expenses and generate sufficient cash flows in 2009, difficult business conditions have persisted that could adversely affect the Company's ability to maintain statutory levels of capital. The Parent, however, has pledged its financial support for the next twelve months to enable the Company to continue as a going concern for at least that period of time. The Company hopes to be profitable after 2010 or receive continued support from the Parent, but there is not a certainty that this will occur.

NOTE 1 - RECEIVABLES FROM BROKERS

The Company has entered into commission sharing arrangements with a number of clearing brokers that execute, clear and settle all customer transactions on a delivery vs. payment (DVP) basis. The Company has executed a clearing agreement with a major brokerage firm to carry and clear, on a fully disclosed basis, cash accounts only. The agreement has an initial one-year term, after which either party may terminate the agreement, without cause, by providing ninety days' written notice. Receivables from brokers represent amounts due from these firms.

NOTE 2 - RELATED PARTY TRANSACTIONS

Effective January 1, 2008, the Company and a London affiliate, JapanInvest Limited ("Ltd."), entered into an agreement whereby Ltd. would provide equity research and the use of research sales services offered through the Company's affiliate in Tokyo, Japan. In consideration, the Company will pay to Ltd. a quarterly Research Cost Sharing Fee, in accordance with a formula specified in the agreement. During 2009, the Company paid $483,734 for research services provided under the agreement.

NOTE 3 - REGULATORY NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company's regulatory net capital was $279,043, which exceeded the required regulatory net capital by $270,014. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2009 was .49 to 1.

NOTE 4 - INCOME TAXES

The provision for income taxes consists of the following:

Current:	
Federal	$ --
State and local	--
Total current	--
Deferred:	
Federal	(94,385)
State and local	(31,286)
	(125,671)
Less: Valuation allowance	125,671
Total deferred	--
Total provision for income taxes	$ --

The Company maintains a valuation allowance of $125,671 at December 31, 2009 against its federal, state and city net operating loss carryforwards, as it is more likely than not that they will not be fully realized. Management will reverse the valuation allowance once the Company generates sufficient taxable income to absorb tax losses in whole or in part. At December 31, 2009, the Company had available net operating losses of approximately $300,000. The utilization of these tax benefits will result in an increase in additional paid-in capital and a corresponding decrease in income taxes payable.

There were no income tax liabilities incurred in 2009 due to net operating loss carryforwards and the current year's loss.

NOTE 5 - LEASE COMMITMENT

The Company leases an office facility under an operating lease agreement expiring June 30, 2010. Future minimum lease payments as of December 31, 2009 were $39,028. Rent expense approximated $72,000 for the year ended December 31, 2009.

NOTE 6 - TRANSACTIONS WITH CUSTOMERS

The Company applies the provisions of ASC 460, "Guarantees", which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. The clearing brokers have not extended credit to such introduced customer accounts, and therefore, at December 31, 2009, there were no amounts to be indemnified to the clearing brokers for these accounts.

NOTE 7 - STOCK-BASED COMPENSATION

Stock Option Plan

The Parent sponsors a stock option plan for the Company's employees. Certain employees of the Company based in the United States participate in the plan and have been issued 2,050 option grants to date, of which 500 were previously exercised. The options generally vest ratably over a four-year period, and such options may be exercised for a period of approximately six years from date of grant.

For the year ended December 31, 2009, the Company charged a total of $4,428 related to stock option compensation. This charge was recorded in the statement of income and offset by a credit to additional paid-in capital. As of December 31, 2009, total compensation cost related to non-vested awards not yet recognized was immaterial.

Restricted Stock

During 2008, the Parent issued a total of 100 shares each of restricted stock to two of its United States employees. The shares have an initial value of $129 per share, and will be amortized over terms ranging from one to ten years, with vesting occurring at various dates during the restriction period. Total amortization expense for the year ended December 31, 2009 was $969.

NOTE 8 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. The Company regularly reviews all client accounts to ensure that there are sufficient funds to meet all transaction obligations. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.